UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)
ALTUS PHARMACEUTICALS INC.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
02216N105
(CUSIP Number)
October 3, 2008
(Date of Event Which Requires Filing of this Statement)
CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No.	02216N105	13G	Page	2	of	9 Pages

1	NAMES OF REPORTING PERSONS INTERNATIONAL BIOTECHNOLOGY TRUST PLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED KINGDOM

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,857,917

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

1,857,917

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,857,917

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	02216N105	13G	Page	3	of	9 Pages

1	NAMES OF REPORTING PERSONS SV LIFE SCIENCES MANAGERS LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED KINGDOM

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,857,917

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

1,857,917

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,857,917

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No. 02216N105	13G	Page 4 of 9 Pages
ITEM 1(a).	NAME OF ISSUER:

Altus Pharmaceuticals Inc. (the “Issuer”)
ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

640 Memorial Drive Cambridge, MA 02139
ITEM 2(a).	NAME OF PERSON FILING:

This statement is being filed by the following persons:
(i)	International Biotechnology Trust plc (“IBT”); and

(ii)	SV Life Sciences Managers LLP (“Managers”).
IBT and Managers are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Address for IBT: 31 Gresham Street London, EC2V 7QA United Kingdom

Address for Managers: 71 Kingsway London, WC2B 6ST United Kingdom
ITEM 2(c).	CITIZENSHIP:

IBT — United Kingdom Managers — United Kingdom
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 per share
ITEM 2(e).	CUSIP NUMBER:

02216N105
ITEM 3.	Not applicable.

CUSIP No. 02216N105	13G	Page 5 of 9 Pages
ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

For IBT and Managers:
(a)	Amount beneficially owned: 1,857,917 shares of Common Stock

(b)	Percent of class: 6.0%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: 1,857,917

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose or to direct the disposition of: 1,857,917
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

IBT is the record owner of 1,857,917 shares of Common Stock of the Issuer (“Record Shares”). By virtue of the contractual relationship between IBT and Managers, Managers may be deemed to own beneficially the Record Shares. Managers expressly disclaims beneficial ownership of any shares of such shares of Common Stock.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

CUSIP No. 02216N105	13G	Page 6 of 9 Pages
ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 02216N105	13G	Page 7 of 9 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 14, 2008
Date

INTERNATIONAL BIOTECHNOLOGY TRUST PLC

/s/ Nick Coleman

Signature

Nick Coleman, Authorized Signatory

Name/Title

SV LIFE SCIENCES MANAGERS LLP

/s/ Nick Coleman

Signature

Nick Coleman, Authorized Signatory

Name/Title

CUSIP No. 02216N105	13G	Page 8 of 9 Pages
EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 02216N105	13G	Page 9 of 9 Pages
EXHIBIT 1
JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)
The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or its knows or has reason to believe that such information is inaccurate.

October 14, 2008
Date

INTERNATIONAL BIOTECHNOLOGY TRUST PLC

/s/ Nick Coleman

Signature

Nick Coleman, Authorized Signatory

Name/Title

SV LIFE SCIENCES MANAGERS LLP

/s/ Nick Coleman

Signature

Nick Coleman, Authorized Signatory

Name/Title